Ivy Funds

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

April 13, 2011

FILED VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-14A for Ivy Funds

(Registrant)

Ivy Large Cap Growth Fund

Registration Statement 333-172671/CIK# 883622

Dear Ms.Stout:

This letter responds to your comments, provided in your telephone conversation with me on March 17, 2011, regarding the registration statement on Form N-14 (“N-14”) related to the merger of Ivy Capital Appreciation Fund (“Acquired Fund”) into Ivy Large Cap Growth Fund (“Acquiring Fund”) (“Merger”). Each Fund is a series of Ivy Funds, a Delaware statutory trust. The N-14 was filed with the Securities and Exchange Commission on March 8, 2011.

Comment 1: Please revise the fee table and expense examples to use audited expense ratios as of the March 31, 2010.

Response: The prospectus/information statement (“Prospectus”) will be modified to use the audited March 31, 2010 numbers in the fee table and expense examples.

Comment 2: There appear to be discrepancies between the expense ratios for Class R and Class Y shares on page 9 and the expense ratios on pages 19-20 for Class R and Class Y shares on a pro forma basis assuming the Merger.

Response: The Prospectus will be modified so that expenses ratios for Class R and Class Y shares on a pro forma basis assuming the Merger shown on page 9 and pages 19-20 are accurate and the same. The ratio for Class R shares is 1.45%. The ratio for Class Y shares

Ms. Shelia Stout

Division of Investment Management

Securities and Exchange Commission

April 13, 2011

excluding the expense reimbursement agreement is 1.16%. The ratio for Class Y including the expense reimbursement agreement is 1.06%.

Comment 3: Please describe whether Ivy Investment Management Company (“IICO”) will be entitled to any recoupment for expenses waived under the expense limitation arrangement described in the Prospectus.

Response: The expense limitation arrangement will be contractual and the contract will not provide for recoupment by IICO for expenses waived.

Comment 4: Please add a footnote to the capitalization tables in the Prospectus and the Pro Forma Statement of Assets and Liabilities setting forth any expenses of the Merger that will be paid by the Ivy Large Cap Growth Fund.

Response: The Ivy Large Cap Growth Fund will not pay any expenses in connection with the Merger and a statement to this effect has been added to the capitalization tables and the pro forma statement of assets and liabilities.

Comment 5: In the pro forma schedule of investments, please add, if true, a note stating that all securities held by the Ivy Capital Appreciation Fund comply with the investment policies and restrictions of the Ivy Large Cap Growth Fund. If this is not true, please show adjustments in the pro forma schedule of investments for securities that will need to be sold by the Funds in connection with the Merger.

Response: The following note has been added to the pro forma schedule of investments:

(D) No adjustments are shown to the unaudited pro forma combined schedule of investments due to the fact that upon consummation of the merger securities will not be sold in order for the Acquiring Fund to comply with its prospectus restrictions. The foregoing sentence shall not restrict in any way the ability of the funds from buying or selling securities in the normal course of such fund’s business and operations.

Comment 6: In the notes to the pro forma financial statements, please add disclosure to the notes so that the notes contain the information identified in the Investment Company Institute’s White Paper on Fund Mergers dated March 2004. In particular, the notes to the pro forma financial statements should disclose capital share information and tax information with respect to the Merger.

Ms. Shelia Stout

Division of Investment Management

Securities and Exchange Commission

April 13, 2011

Response: The information identified in the Investment Company Institute’s White Paper for inclusion will be included in the notes to the pro forma financial statements.

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If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington
Vice President and Secretary